File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2007
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑                    Form 40-F ☐
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                    No ☑
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____________.]

Monthly Sales Report— February 2007	3
Regulated Announcement for the month of February 2007	4 ~ 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2007
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2007.
     Sales volume (NT$ : Thousand)

Time	Item	2007	2006	Changes	(%)
February	Invoice amount	1,677,316	1,374,755	+302,561	22.01%
February	Net Sales	1,673,664	1,363,602	+310,062	22.74%
     Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of
	January, 2007 end	February, 2007 end	Limit of lending
MXIC	0	0	14,914,542
MXIC’s subsidiaries	0	0	6.318.666
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	February	Bal. As of period end
MXIC	14.914.542	0	1,930,577
MXIC’s subsidiaries		0	87,191
MXIC endorses for subsidiaries		0	1,930,577
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose : None
4-2 Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2007
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of February 2007.
     The trading of directors, supervisors, executive officers and 10% shareholders :

Number of shares
held when elected
		(for Directors,	Number of shares	Number of shares
		Supervisors and	held as	held as
Title	Name	Executive Officers)	January 31,2007	February 28,2007	Changes
Director	J.P. Peng	0	3,464,684	3,455,684	-9,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10%shareholders :

Number of the clear
		of pledge of common		Accumulated number
		shares as of	Date of the clear	of pledged common
Title	Name	February 28,2007	of pledge	shares
Director	Ray Mac	700,456	2007/02/05	301,196
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
January 31,2007	January 31,2007	February 28,2007	February 28,2007
1,628,984.7	16,289,847	1,628,984.7	16,289,847

MACRONIX INTERNATIONAL CO., LTD.
For the month of February 2007
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of February 2007.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD .
Date: March 26, 2007	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center